UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/1/25
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CreativeOne Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6330 Sprint Parkway, Suite 400
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs, P. C.
(Name – if individual, state last, first, and middle name)

9 Parkway N., Ste 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/22/03		199	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeff Eisenhauer_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CreativeOne Securities, LLC_____ , as of __12/31_____ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __ _____ _____ _____ _____ _____ _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CreativeOne Securities, LLC
Financial Statements and Supplemental Information
For the Year Ended December 31, 2025

CreativeOne Securities, LLC
Table of Contents
December 31, 2025



CBIZ CPAs
CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CreativeOne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CreativeOne Securities, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I and II (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2025.

Deerfield, Illinois
March 25, 2026

CreativeOne Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	4,273,286
Due from clearing firm		292,144
Commissions and advisory receivable		1,736,103
Due from affiliates		194,501
Prepaid expenses and other assets		630,637
Total Assets	$	7,126,671

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	211,998
Due to affiliates		104,610
Commissions and advisory payable		2,533,766
Deferred investment advisory representative renewal fees		717,297
Total Liabilities		3,567,671
Member's Equity		3,559,000
Total Liabilities and Member's Equity	$	7,126,671

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Commission revenues		
Sales commissions	$	24,321,191
Trailing commissions		6,950,801
Advisory revenue		29,916,638
Other revenue		1,780,398
Interest income		139,921
Total Revenues		63,108,949
Expenses		
Commissions and advisory payouts		51,442,403
Clearing fees		327,621
Technology and communications		2,096,471
Regulatory fees and expenses		429,459
Salaries and other employment costs		3,074,064
General and administrative		1,559,567
Total Expenses		58,929,585
Net Income	$	4,179,364

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at January 1, 2025	$	2,379,636
Distributions to Member		(3,000,000)
Net income		4,179,364
Balance at December 31, 2025	$	3,559,000

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	4,179,364
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Decrease in due from clearing firm		60,889
Increase in commissions and advisory receivable		(677,211)
Increase in due from affiliates		(189,443)
Increase in prepaid expenses and other assets		(341,891)
Decrease in accounts payable and accrued liabilities		(9,966)
Increase in due to affiliates		45,473
Increase in commissions payable		850,418
Increase in deferred investment advisory representative renewal fees		358,389
Net cash provided by operating activities		4,276,022
Cash flows from financing activities		
Distributions to Member		(3,000,000)
Net cash flow used in financing activities		(3,000,000)
Net increase in cash		1,276,022
Cash, beginning of year		2,997,264
Cash, end of year	$	4,273,286

The accompanying notes are an integral part of these financial statements.

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

CreativeOne Securities, LLC (formerly known as Client One Securities, LLC, the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Overland Park, Kansas. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various financial products to its customers, including equities, mutual funds and variable annuities. The Company's customers are located across the United States.

The Company also provides investment advisory services in its capacity as an investment advisor with the SEC. As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

The Company is a wholly owned subsidiary of CreativeOne Marketing Corporation (the Parent).

Summary of Significant Accounting Policies

a) Basis of Presentation

   The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

b) Reclassification

   For purposes of the Statement of Cash Flows, the 2024 Statement of Financial Condition was reclassified to conform to the 2025 presentation. Such reclassification had no impact on total assets, total liabilities, equity or net income.

c) Segment Reporting

   The Company is engaged in a single line of business as a broker-dealer providing two primary classes of services including purchases and sales of securities and other investment products, investment advisory services, plus ancillary services which support the Company's two primary sources of revenue. The Company has identified its President as the chief operating decision maker (CODM) who uses net income to evaluate the operating results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute profits to the Parent. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. Significant segment expenses can be found on the Statement of Operations. Segment assets can be found on the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies.

d) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

e) Cash

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

f) Due from Clearing Firm

Due from Clearing Firm represents amounts receivable from the Company's clearing broker arising in the ordinary course of business, including cash balances held in operating sub-accounts (e.g. sundry, error, trade reject, riskless principal, average price, syndicate) and net receivables for commissions and other fee revenues, clearing credits, and normal settlement amounts on customer transactions.

g) Commissions and Advisory Receivable

Commissions Receivable represents amounts due from product sponsors for (i) sales-based commissions earned on customer transactions executed as of the trade date and not yet remitted at period end, and (ii) trailing commissions earned through period end for ongoing services on trail-eligible assets, to the extent related asset values and amounts are determinable at the reporting date. Advisory Receivable represents fees earned and billed in arrears for investment advisory services provided through period end that are unpaid. These receivables are generally collected in full in the month following their accrual.

h) Revenue Recognition

Commission Revenues

Commission Revenues represent sales commissions generated by Registered Representatives (RRs) for their clients' purchases and sales of securities on exchanges and over-the-counter as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. RRs assist the Company in performing its obligations. Accordingly, total commission revenues are recorded on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the

8

current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory Revenue represents fees charged to accounts belonging to clients of Investment Advisory Representatives (IARs) on the Company's corporate and third-party advisory platforms as well as platform fees received from product sponsors. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance payments, if received, are deferred and recognized during the periods for which services are provided. There were no advance payments as of December 31, 2025.

Other Revenue

Other income primarily consists of fees charged to registered representatives. The Company assesses its RRs and IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its RRs and IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting in no effect on net income. The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from RR and IAR support fees and transaction services charged to RRs and IARs were $1,674,872 for the year ended December 31, 2025. As of December 31, 2024, the Company had $358,908 of liabilities recorded for deferred RR and IAR renewal fees, all of which were recognized as income in 2025. As of December 31, 2025, the Company had $717,297 of liabilities recorded for deferred RR and IAR renewal fees, which will be recognized as income during 2026.

i) Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables. Because of the daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed for the Company for a very short period of time. The Company has not recorded an allowance for credit losses due to there being no history of losses on those receivables.

j)   Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company adopted FASB Accounting Standards Updated (ASU) 2023-09, *Income Taxes: Improvement to Income Tax Disclosures*, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis on January 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

Note 2 – Revenue from Contracts with Customers

The following table represents disaggregated revenue by major sources.

Sales commissions		
Variable annuities	$	10,055,842
Marketing and wholesaling		4,078,233
Brokerage		3,839,961
Private placements		3,118,200
Mutual funds, insurance and other		3,228,955
Total	$	24,321,191
Trailing commissions		
Variable annuity trails	$	3,591,613
12b-1 fees		2,509,325
Other		849,863
Total	$	6,950,801
Advisory revenue		
Asset management fees	$	25,441,457
Affiliate asset management fees		1,342,756
Third-party asset management fees		3,132,425
Total	$	29,916,638

Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At

December 31, 2025, the Company had net capital of $2,616,343 and was $2,378,498 in excess of its required net capital of $237,845. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.00.

Note 4 – Related Party Transactions

The Company entered into a Shared Services & Expense Agreement (the Agreement) with its Parent whereby the Parent provides administrative support including legal, accounting, human resources, information technology and other services. The Parent allocated $303,458 of Salaries and Other Employment Costs to the Company for employees who spend time on both the Company and affiliated entities. Additionally, the Parent allocated $323,832 in administrative support expenses to the Company, which is included in General and Administrative expenses on the Statement of Operations. Of the $104,610 Due to Affiliate on the Statement of Financial Condition, $55,017 is due to the Parent related to these allocated expenses. The remainder of $49,593 is due to another affiliate, CreativeOne Wealth, LLC (C1 Wealth; see below).

The Company rents its facilities from its Parent through the Agreement which expired December 31, 2025 and was renewed for a one-year term on January 1, 2026. The lease agreement and all of its terms and conditions are between the Parent and its landlord, and the Company has no security obligations with regard to the Parent's lease. The Company recorded $96,000 in short-term lease expense during 2025 which is included in the General and Administrative expense allocation referenced above.

The Company also has a sub-advisory agreement with C1 Wealth whereby C1 Wealth generates advisory revenue for the Company and provides administrative support and other services. The financial statements include the following items related to the Agreement with C1 Wealth:

Statement of Financial Condition
Due from affiliates	$ 194,501
Due to affiliates	49,593

Statement of Operations
Advisory revenue	1,342,756
Commissions and advisory payouts	458,368
Salaries and other employment costs	61,313
General and administrative	28,850

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 5 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $128,268 for the year ended December 31, 2025.

Note 6 – Non-Qualified Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan through its Parent to key employees as determined by the President of the Company. The Company provided a 100% match to employee contributions for the year ended December 31, 2025. Employer contributions vest ratably over five years of service. The Company contributed $14,375 to the plan for the year ended December 31, 2025.

Note 7 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2025, there were no amounts to be indemnified to the clearing brokers.

As of December 31, 2025, 98% of the Company's cash was maintained with two financial institutions in the United States. These balances are subject to credit risk to the extent those balances exceed Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. The Company's deposits at those two institutions are in excess of federally insured limits.

Note 8 – Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company currently has open examinations with the SEC and FINRA; however, the Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

Supplemental Information

CreativeOne Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 3,559,000
Deductions and/or charges:	
Non-allowable assets:	
Commissions and advisory receivable	(117,519)
Due from affiliates	(194,501)
Prepaid expenses and other assets	(630,637)
Net capital before haircuts on securities positions	2,616,343
Haircuts on securities positions	-
Net Capital	$ 2,616,343

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:	
Accounts payable and accrued liabilities	$ 211,998
Due to affiliates	104,610
Commissions payable	2,533,766
Deferred investment advisory representative renewal fees	717,297
Total aggregate indebtedness	$ 3,567,671

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 237,845
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 237,845
Net capital in excess of required minimum	$ 2,378,498
Ratio: aggregate indebtedness to net capital	1.36 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17A-5 as of December 31, 2025 as amended on March 23, 2026.

CreativeOne Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirments
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company effectuates all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. The Company's other business activities are considered non-covered under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17A-5. Accordingly there are no items to report under the requirements of this Rule.

CreativeOne Securities, LLC
Exemption Report
For the Year Ended December 31, 2025



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CreativeOne Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CreativeOne Securities, LLC (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, 2) marketing and wholesale revenue, 3) 12b1 fees and variable annuity trails, and 4) investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Deerfield, Illinois
March 25, 2026



CREATIVEONE SECURITIES, LLC

EXEMPTION REPORT

CreativeOne Securities, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described below:

Date	Check or Stock Cert Exceptions	Nature of Exception
12-15-25	$67,050.00	Rep paperwork was not in good order. Firm held instead of sending back to rep
7-18-25	$120,000.00	Rep paperwork was not in good order and firm held instead of sending back to rep.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) marketing and wholesale revenue, (3) 12b1 fees and variable annuity trails, and (4) investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CREATIVEONE SECURITIES, LLC

I, Jeff Eisenhauer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: **President/CCO**

Sign: _~~(signature)~~_____   Date: __3-25-26_____



888.909.9399 • 6330 Sprint Parkway, Suite 400, Overland Park, KS 66211 • creativeonesecurities.com

Member FINRA/SIPC and an Investment Advisor.